Soraban, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Soraban, Inc.
Balance Sheet

Balance Sheet	Dec 31, 2024	Dec 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$2,493,591.50	$2,959,561.95
Accounts receivable	$0.00	$35,000.00
Prepaid expenses and other assets	$15,358.91	$1,347.88
Total current assets	**$2,508,950.41**	**$2,995,909.83**
Property and equipment - net	$6,390.38	$0.00
Total assets	**$2,515,340.79**	**$2,995,909.83**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$22,464.92	$4,840.05
Accrued expenses	$106,800.24	$27,269.51
Deferred revenue and other liabilities	$1,146,201.71	$413,366.70
Total current liabilities	**$1,275,466.87**	**$445,476.26**
Convertible notes (if any)	$0.00	$0.00
Other long term liabilities	$0.00	$0.00
Total liabilities	**$1,275,466.87**	**$445,476.26**
Stockholders' Equity:		
Total value of common stock issued	$40.15	$40.15
Total value of preferred stock issued	$22.08	$22.08
SAFE - future equity obligation	$1,100,000.00	$0.00
Additional paid-in capital	$4,555,743.76	$4,555,743.76
Financing Costs	-$122,199.70	-$110,090.45
Retained Earnings	-$4,293,732.37	-$1,895,281.97
Total stockholders' equity:	**$1,239,873.92**	**$2,550,433.57**
Total liabilities and stockholders' equity:	**$2,515,340.79**	**$2,995,909.83**


Soraban, Inc.
Income Statement


Income Statement	Year Ended Dec, 2024	Year Ended Dec, 2023
Revenue - net	$904,330.38	$347,895.17
Cost of revenue	$268,937.73	$134,203.16
Gross profit/loss	$635,392.65	$213,692.01
Operating expenses	$3,165,558.58	$1,467,437.72
Operating profit/loss	-$2,530,165.93	-$1,253,745.71
Other income/expense	-$131,715.53	-$101,895.65
Net profit/loss	-$2,398,450.40	-$1,151,850.06


Unaudited


Soraban, Inc.
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2024	Year Ended Dec, 2023
Cash flows from operating activities	-$935,431.10	-$1,547,470.82
Cash flows from financing activities	$0.00	-$6,390.38
Cash flows from investing activities	$2,888,407.54	$1,087,890.75
Cash at beginning of period	$1,006,585.51	$2,959,561.95
Net increase/decrease in cash	$1,952,976.44	-$465,970.45
Cash at the end of period	**$2,959,561.95**	**$2,493,591.50**

Unaudited

Soraban, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2024	Year Ended Dec, 2023
Opening Balance	$2,550,433.57	-$721,839.23
Net profit/loss	-$2,398,450.40	-$1,151,850.06
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$1,239,873.92	$2,550,433.57

Soraban, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
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1. ORGANIZATION AND PURPOSE

Soraban, Inc. (the "Company") is a corporation organized on February 26th, 2019 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

c) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606. Revenue is derived from annual subscriptions to its AI software, which enables accounting firms to improve their workflows. With the contract, customers receive access to the platform and purchase a finite number of credits for the various products offered by the Company.

The Company's performance obligation is to provide continuous access to the software platform and the ability to use credits throughout the contract period.

Revenue from these contracts is recognized ratably over the term of the agreement, as customers simultaneously receive and consume the benefits of access and the ability to use credits over time. Any payments received in advance of revenue recognition are recorded as deferred revenue on the balance sheet and recognized as revenue over the contract period as the performance obligations are satisfied.

4. DEFERRED REVENUE

Deferred revenue consists of amounts billed or received in advance of revenue recognition and is recognized as revenue when the related services are provided. As of 12/31/24, deferred revenue was $1,138,649.

5. COST OF REVENUE

Cost of revenue consists primarily of hosting costs, direct product costs, and compensation and employee benefits of support personnel associated with the delivery of the product to customers.

6. RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are expensed as incurred.

7. SAFE AGREEMENTS

The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization

("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of March 31st, 2025, all SAFE agreements have been converted into equity. (See Note 5 Subsequent Events).

8. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

9. SUBSEQUENT EVENT

On March 19, 2025, the Company completed a Series A equity financing round, raising gross proceeds of $12,257,258 through the issuance of 2,533,572 shares of preferred stock to investors. The transaction occurred after the balance sheet date of 12/31/2024 and prior to the issuance of these financial statements.

The Series A constituted a qualifying equity financing event under the terms of the outstanding SAFEs. As a result, all outstanding SAFEs automatically converted into shares of Series A preferred stock in accordance with their respective terms, including any applicable valuation caps or conversion discounts. Upon conversion, the carrying amounts previously recorded as SAFEs in the equity section of the balance sheet were reclassified to Series A preferred stock. No impact from the conversion is recognized in the accompanying financial statements as of 12/31/24, as the transaction occurred subsequent to that date.